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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities and Exchange Act of 1934
                                (Amendment No. 4)


                            Little Switzerland, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   537528101
                                 (CUSIP Number)


                                MR. MARK B. BAKAR
                             VALUEVEST PARTNERS L.P.
                                1 Sansome Street
                                   39th Floor
                             San Francisco, CA 94104
                                 (415) 288-2460



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 Donald L. Sturm
                             3033 East First Avenue
                                    Suite 200
                             Denver, Colorado 80206

                                 April 11, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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---------------------------------                -------------------------------
CUSIP No. 537528101                    13D                 Page 2 of 8
---------------------------------                -------------------------------
===============================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
                               VALUEVEST PARTNERS, L.P.

===============================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                        (b)|_|
===============================================================================
    3.       SEC USE ONLY

===============================================================================
    4.       SOURCE OF FUNDS

===============================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e) 					   |_|
===============================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  CALIFORNIA
------------------------- -------==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                   130,200 Shares of Common Stock
      BENEFICIALLY        ------ ==============================================
        OWNED BY
          EACH		    8.    SHARED VOTING POWER
       REPORTING	          0
      PERSON WITH        -------==============================================
                            9.    SOLE DISPOSITIVE POWER

                                  130,200 Shares of Common Stock
                          -------==============================================
                           10.    SHARED DISPOSITIVE POWER
                                  0
===============================================================================
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

				  130,200 Shares of Common Stock
===============================================================================
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
		   						          |_|
===============================================================================
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  1.44%
===============================================================================
    14.   TYPE OF REPORTING PERSON
                                  PN
===============================================================================

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---------------------------------                -------------------------------
CUSIP No. 537528101                     13D		Page 3 of 8
---------------------------------                -------------------------------
===============================================================================
    1.	NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             DONALD L. STURM

===============================================================================
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
							                (b)|_|
===============================================================================
    3.  SEC USE ONLY

===============================================================================
    4.  SOURCE OF FUNDS

===============================================================================
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)				  	           |_|
===============================================================================
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
------------------------- ------- =============================================
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES                   782,100 Shares of Common Stock
      BENEFICIALLY        ------- ============================================
        OWNED BY	    8.    SHARED VOTING POWER
          EACH		          0
       REPORTING          ------- =============================================
      PERSON WITH           9.    SOLE DISPOSITIVE POWER
                                  782,100 Shares of Common Stock
                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER
                                  0
===============================================================================
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  782,100 Shares of Common Stock
===============================================================================
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
								 	   |_|
===============================================================================
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  8.63%
===============================================================================
    14. TYPE OF REPORTING PERSON
                                  IN
===============================================================================

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---------------------------------                -------------------------------
CUSIP No. 537528101                    13D                 Page 4 of 8
---------------------------------                -------------------------------

                         AMENDMENT NO. 4 TO SCHEDULE 13D


This Amendment No. 4, which is being filed jointly by ValueVest partners L.P. ("ValueVest") and Donald L. Sturm ("Sturm", and with ValueVest, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed jointly by the Reporting Persons with the Commission on May 5, 1997, as amended by Amendment No. 1 filed by the Reporting Persons on August 4, 1997, Amendment No. 2 filed by the Reporting Persons on October 30, 1998 and Amendment No. 3 filed by the Reporting Persons on March 5, 1999 (as amended, the "Statement"), as follows:

Item 1.  Security and Issuer

Common Stock

Little Switzerland, Inc. (the "Issuer" or the "Company")
161-B Crown Bay Cruise Ship Port
St. Thomas, U.S.V.I. 00802


Item 2.  Identity and Background

(a)      Name:                             ValueVest PartnersL.P. ("ValueVest")
(b)      Place of Organization:            California
(d)      Address of Principal Office:      1 Sansome Street
                                           39th Floor
                                           San Francisco, California  94104
(e)      Address of Principal Office:      1 Sansome Street
                                           39th Floor
                                           San Francisco, California  94104
(f)      Criminal Convictions:             None
(g)      Civil Proceedings under any
         Securities Laws:                  None

(a)      Name:                             Donald L. Sturm ("Sturm")
(b)      Citizenship                       United States
(c)      Principal Occupation:             Investor
(d)      Address of Principal Business:    3033 East First Avenue
                                           Suite 200
                                           Denver, Colorado 80206
(e)      Address of Principal Office:      3033 East First Avenue
                                           Suite 200
                                           Denver, Colorado 80206
(f)      Criminal Convictions:             None
(g)      Civil Proceedings under any
         Securities Laws:                  None


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---------------------------------                -------------------------------
CUSIP No. 537528101                    13D                 Page 5 of 8
---------------------------------                -------------------------------

Item 4.  Purpose of Transaction.

         This Item 4 is Amended and Restated as follows:

On February 23, 1999, following discussions regarding the composition of the Company's Board of Directors and other matters relating to the management of the Company, Donald L. Sturm and ValueVest entered into a Settlement Agreement with the Company, Jewelcor Management, Inc. (a stockholder of the Company), Seymour Holtzman (President of Jewelcor) and certain other parties thereto, which provided, among other things, for the election of an agreed upon slate of Directors at the Company's 1998 Annual Meeting. In addition, Mr. Sturm was granted the right to attend and observe all meetings of the Board of Directors for so long as he beneficially owns at least 5% of the outstanding shares of Common Stock of the Company. The Reporting Persons have no further obligations under the Settlement Agreement, and have no continuing agreement or arrangement among themselves with respect to the disposition or voting of any securities of the Issuer.

     The above summary is qualified by reference to the entirety of the Settlement Agreement which is incorporated herein by reference. The Company has filed the Settlement Agreement as Exhibit 10.32 to its form 8-K which was filed with the Securities and Exchange Commission on February 24, 1999.

         None of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
(j) any material action similar to any of those enumerated above.

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---------------------------------                -------------------------------
CUSIP No. 537528101                    13D                 Page 6 of 8
---------------------------------                -------------------------------

         The purpose of ValueVest's sale of Common Stock was to reduce its equity investments in the Issuer. Each of the Reporting Persons anticipates that it may from time to time re-evaluate its investment in the Issuer, and depending upon its view of the then current and future business, financial condition and prospects of the Issuer, market conditions and such other factors as it may deem material to its investment decision, may purchase additional shares of the Issuer or dispose of all or a portion of the shares of the Issuer that it presently owns or hereafter may acquire.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) As of April 23, 2001, ValueVest is the beneficial owner of 130,200 shares of Common Stock, representing a 1.44% interest in the Issuer, and Donald L. Sturm is the beneficial owner of 782,100 shares of Common Stock shares representing a 8.63% interest in the Issuer.

         (b) Each of the Reporting Persons has sole voting and dispositive power with respect to the shares beneficially owned by such Reporting Person.

         (c) During the past 60 days, Valuevest has sold Common
Stock of the Issuer on the open market through Ryan, Beck & Co.
Details regarding these transactions are included in the trading history attached as Exhibit 7.2.

         (d) No other person has the right to receive, or the power to direct receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

         (e) ValueVest ceased to be a beneficial owner of more than five percent of the Common Stock at the time its arrangements with Sturm with respect to voting or disposition of securities of the Issuer terminated, which was April 10, 2001.

     Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

         This Item 6 is amended and restated as follows:

     Valuevest and Sturm have agreed that they shall no longer
act together as a group for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.  As a
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---------------------------------                -------------------------------
CUSIP No. 537528101                    13D                 Page 7 of 8
---------------------------------                -------------------------------

result, as a beneficial owner of less than 5% of the Issuer's
Common Stock, Valuevest is no longer required to report on
Schedule 13D.

     There exists an Agreement of Joint Filing (previously filed as Exhibit 7.1) between ValueVest and Sturm with respect to the filing of this Schedule 13D.

     There are no other contracts, arrangements or other understandings between the Issuer and the Reporting Persons relating to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 7.1 - Agreement of Joint Filing (previously filed with the original
                   Schedule 13D)
     Exhibit 7.2 - Trading History


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    April ___, 2001

VALUEVEST PARTNERS L.P.

By:      Valuevest Management Company, LLC
         its General Partner

         By: /s/ Mark B. Bakar
         -------------------------
             Name:  Mark B. Bakar
             Title:  President


/s/ Donald L. Sturm
----------------------
Donald L. Sturm


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---------------------------------                -------------------------------
CUSIP No. 537528101                    13D                 Page 8 of 8
---------------------------------                -------------------------------

                           Exhibit 7.2

                         TRADING HISTORY


                       ACCOUNT ALLOCATIONS
                       -------------------


TRADE DATE  B/S  QUANTITY  PRICE $   NET $     VALUEVEST  STURM

3/28/01     Sell    6,100  1.21875   7,434.38      6,100
3/30/01     Sell   15,000  0.99012  14,851.80     15,000
4/11/01     Sell  244,000  1.4248  347,651.20    244,000